02042114

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
JUN 24 2002
SEC MAIL PROCESSING SECTION WASH., D.C. 155

Płock, April 17th, 2002

SUPPL

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 31/2002 to 38/2002. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

dlw 6/26

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Polkomtel
Released	15:25 12 Apr 2002
RNS Number	4835U

Current report 38/2002 dated 12th April 2002

Changes in the Management Board of Polkomtel S.A.

On 12 April 2002 the Supervisory Board decide to recall Mark Mroczkowski from the position of President of the Management Board and Wojciech Pytel. Wladyslaw Wilkans and Krzysztof Zmijewski from the position of Management Board Members.

The function of President of the Management Board has been entrusted to Jaroslaw Pachowski, to-date vice-president of TVP S.A.

Miroslaw Bielicki – to-date Director of IT Operations and Infrastructure at Polkomtel S.A. and John Treuge – Technical Director have been appointed Vice-Presidents of the Management Board.

Robert Krawczyk, Lars Andersen and Jasper Helmuth Larsen have been appointed to the Management Board.

The Supervisory Board has declared that Polkomtel S.A. participation in creation of telecommunication group of fixed line operators is not intended.

General Shareholders Meeting adopted the reports on the activities of the Management Board and Supervisory Board and granted exoneration to those bodies. The net profit of 2001 amounting to PLN 591 million will be used to cover the loss from past years, and as reserve and spare capital of the company. General Shareholders Meeting also consented to the program, which will allow issuing of commercial papers by Polkomtel S.A. to the amount of PLN 500 million.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central and Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Petro-Oil
Released	09:31 26 Mar 2002
RNS Number	5810T

Current report 37/2002 dated 26 March 2002

Change in the initial capital of Petro-Oil Sp. z o.o.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, today announces that Rafineria Trzebinia S.A. has been notified of the registration of a change in the initial capital of Petro-Oil Sp. z o.o. ("Petro-Oil"). The registration took place on 25 March 2002 in Sad Rejonowy in Krakow.

The initial capital of Petro-Oil was increased by PLN 29,558,000 (29,558 shares with a nominal value of PLN 1,000 each) from PLN 14,000,000 to PLN 43,558,000. The capital was increased by Rafineria Trzebinia S.A. through a contribution in kind (lubricant oil plant) with a value of PLN 23,719,000 and a cash contribution of PLN 5,839,000. After this change, the initial capital of Petro-Oil of PLN 43,558,000 consists of 43,558 shares with a nominal value of PLN 1,000 each.

Consequently Rafineria Trzebinia S.A. now owns 75.58% of Petro-Oil's shares. The remainder is held by:

- Rafineria Nafty Jedlicze S.A. – 7.71%
- Rafineria Czechowice S.A. – 7.71%
- PKN ORLEN S.A. – 9.00%

All of these shares are voting shares.

The book value of assets contributed by Rafineria Trzebinia S.A. to Petro-Oil is equivalent PLN 22,722,675.46 in addition to PLN 5,839,000 in cash. The assets were valued according to DCF method and will be recorded in Petro-Oil's books at a value of PLN 23,719,000.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class

petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN Petrogaz Plock
Released	16:29 19 Mar 2002
RNS Number	2358T

Current report 36/2002 dated 19th March 2002

Further restructuring to PKN ORLEN Capital Group

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, today declared the purchase of 3,000 shares of ORLEN Petrogaz Plock Sp. z o.o. ("ORLEN Petrogaz Plock") with a nominal value of PLN 1,000 each. This transaction was required by an increase of PLN 3 million in the share capital of ORLEN Petrogaz Plock from PLN 21,823,000 to PLN 24,823,000. The capital increase was effected through the contribution of 16,000 shares in ORLEN Petrogaz Wroclaw Sp. z o.o. ("ORLEN Petrogaz Wroclaw"), with a total nominal value of PLN 1,600,000, and 140 shares of ORLEN Petrogaz Lapy Sp. z o.o. ("ORLEN Petrogaz Lapy"), with a total nominal value of PLN 1,400,000. The value of these shares is equivalent to their nominal value.

PKN ORLEN owns 100 percent of ORLEN Petrogaz Plock. Prior to the transaction PKN ORLEN held 51.61 percent in ORLEN Petrogaz Wroclaw (the reminder was owned by Eco-Gaz Sp. z o.o.) and 39.55 per cent in ORLEN Petrogaz Lapy (the reminder is owned by ORLEN Petrogaz Plock with 50.84 percent, and Zaklady Naprawy Taboru Kolejowego Lapy with 9.61 percent).

Following this capital increase PKN ORLEN no longer holds a stake in either ORLEN Petrogaz Wroclaw or ORLEN Petrogaz Lapy.

The above transaction marks another step in the restructuring of PKN ORLEN's Capital Group including the restructuring of the LPG distribution network.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central and Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Holding in PKN ORLEN
Released	08:24 19 Mar 2002
RNS Number	1841T

Current Report No 35 dated 19th March 2002

Emerging Markets Growth Fund, Inc. decreases its stake in PKN ORLEN SA

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company informs that on 18th March 2002 Emerging Markets Growth Fund, Inc. with its head-office in Los Angeles, U.S.A. ("EMGF"), informed PKN ORLEN that EMGF is in possession of 20,932,800 bearer shares of PKN ORLEN, the amount that assures 4.98% of the votes at the general meeting of shareholders of PKN ORLEN. In the light of the above EMGF has fallen below the 5% level about exceeding of which PKN ORLEN SA informed on 12th July 2001.

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Financial Calendar 2002
Released	15:16 15 Mar 2002
RNS Number	0666T

Current Report No. 34/2002 dated March 15th, 2002

PKN ORLEN Announces Revised 2002 Financial Calendar

Following the Ministerial Decree of 16 October 2001, concerning current and periodical information published by listed companies (Official Gazette No. 139, item 1569), Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces a revised financial calendar for 2002.

Unconsolidated financial reports, produced at the quarterly and half-yearly stages under Polish Accountancy Standards, will now be published as a section within consolidated financial report. The current timetable for these announcements is as follows and replaces all previous timetables:

Quarterly reports

Q1 2002 - 13.05.2002

Q2 2002 - 14.08.2002

Q3 2002 - 14.11.2002

Half yearly report

H1 2002 - 18.09.2002

Annual statements

2001 annual statements will be produced as follows:

Unconsolidated - 06.05.2002

Consolidated - 08.05.2002

IAS and LIFO adjustments

In line with its commitment to international best practice, PKN ORLEN has also voluntarily committed to publishing, whenever possible, both IAS and LIFO adjusted figures at the same time as PAS figures, thereby facilitating greater transparency. PKN ORLEN believes that this streamlined reporting process will simplify communications with investors and bring PKN ORLEN's reporting practices in line with the highest international standards.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Rafineria Trzebinia SA
Released	07:32 13 Mar 2002
RNS Number	8740S

Current report 33/2002 dated 12th March 2002

In addition to reports 10/2002 as of 25th January 2002 and 18/2002 as of 11th February 2002 Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that the Chrzanow Tax Office has brought into existence pledge on Rafineria Trzebinia S.A's movables and its interests in limited liabilities companies at the total value of PLN 128,146,788. The decision has been entered into the Fiscal Register of Pledges in the Chrzanow Tax Office. In no way will the pledge affect Rafineria Trzebinia SA's operations.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re Vice-Presidents
Released	18:18 12 Mar 2002
RNS Number	8633S

Current report 32/2002 dated 12th March 2002

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces positions held by PKN ORLEN's Vice-Presidents:

- Slawomir Golonka - Sales Vice-President (CMO);
- Krzysztof Cetnar – Financial Vice-President (CFO);
- Janusz Wisniewski – Development & Production Vice-President (COO);
- Andrzej Macenowicz – HR, Administration & Supervision Vice-President (CAO).

Zbigniew Wrobel will hold the position of the President and the Managing Director (President & CEO). In the light of the above the Management Board initiated the procedure of adjusting PKN ORLEN's organisational structure to current requirements.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

RNS Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supervisory Board's outcome
Released	07:00 8 Mar 2002
RNS Number	6303S

Current report 31/2002 dated March 7, 2002

Changes in the Management Board of PKN ORLEN SA

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on March 7th, 2002 the Supervisory Board of PKN ORLEN dismissed:

- Mr Czeslaw Bugaj, Production Director
- Mr Wladyslaw Wawak, Technology & Development Director
- Mr Wojciech Weiss, Employee & Restructuring Director

from the Management Board of PKN ORLEN. The reasons of dismissal were not provided.

At the same time, on March 7th, 2002 the Supervisory Board of PKN ORLEN appointed

Mr Janusz Wisniewski to the position of the Vice President of the Management Board. The Supervisory Board of PKN ORLEN also appointed Mr Andrzej Ernest Macenowicz, a Board Member, to the position of the Vice President of the Management Board.

In consequence, the composition of the Management Board of PKN ORLEN reduced from 7 to 5 members and consists of the following persons:

- Zbigniew Wrobel – President & CEO of the Management Board;
- Krzysztof Cetnar – Vice President & CFO of the Management Board;
- Slawomir Golonka - Vice President of the Management Board;
- Andrzej Ernest Macenowicz – Vice President of the Management Board;
- Janusz Wisniewski - Vice President of the Management Board.

Curriculum Vitae – Janusz Wisniewski

Mr Wisniewski, age 44, graduated from the University of Lodz, Faculty of International Trade. He completed postgraduate studies at the University of Princetown, Stanford and Chicago.

Between 1984-1999, he worked at Zaklady Azotowe "Tarnów" (*Fertilisers Plant*). In 1990-1993, he was Sales Director, and in 1993-1999, he held position of Vice President in Zaklady Azotowe "Tarnów". Between 1999-2001, Mr Wisniewski was Vice President and then President of Zaklady Azotowe "Kedzierzyn" (*Fertilisers Plant*). He is fluent in English, Russian and Spanish.

Additionally, the Supervisory Board of PKN ORLEN appointed Mr Jan Waga, Supervisory Board Member, to the position of Vice Chairman of the Supervisory Board and Mr Grzegorz Mroczkowski, Supervisory Board Member, to the position of

the Secretary of the Supervisory Board of PKN ORLEN.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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